FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

November 7, 2005

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):    N/A

ONO COMPLETES THE ACQUISITION OF

AUNA TELECOMUNICACIONES, S.A.

Madrid, 4 November 2005. Grupo Corporativo ONO, through its wholly owned subsidiary Cableuropa, S.A.U., completed today the acquisition of 100% of Auna Tlc for €2,251 million. Of this amount, €215 million will be paid in January 2008.

With this transaction, ONO secures its position as Spain’s leading cable communications and entertainment provider, offering direct access telecommunications, cable television and high speed internet access to more than 1.7 million residential customers who contract more than 3 million services in a potential market of over 6 million homes already passed by its networks. In the business sector, ONO has more than 80,000 customers contracting advanced value-added voice, broadband and data services and applications across the whole of Spain.

ONO’s high capacity network extends deep into the regions of: Andalucía, Aragón, Cantabria, Canarias, Castilla - La Mancha, Castilla y León, Cataluña, Comunidad Valenciana, La Rioja, Madrid, Mallorca, Navarra and Murcia. These areas provide ONO with a target market of over 85% of the Spanish population.

In the nine-month period ended 30 September 2005, the new Group obtained combined revenues of €1,306 million and EBITDA of €334 million.

Financing

The Acquisition has been financed in part by a capital increase of €1,000 million, provided by a group of financial sponsors comprising JPMorgan Partners, Providence Equity Partners, Thomas H. Lee Partners and Quadrangle Capital Partners. The remainder of the financing for the acquisition has been provided by an €3,500 million financing package.

The new €3,500 million financing package is designed to enable the acquisition of Auna Telecomunicaciones, S.A., refinance the existing outstanding senior facilities of ONO and provide sufficient funding for the enlarged ONO group to reach free cash flow positive. The financing comprises €3,100 million in senior secured facilities, €130 million in subordinated facilities and a €270 million subordinated bridge loan facility.

The self-arranged €3,100 million in senior secured facilities are provided by a group of banks consisting of ABN AMRO, Calyon, Fortis Bank, Banco Santander Central Hispano, Instituto de Crédito Oficial (“ICO”), Royal Bank of Scotland, Ahorro Corporación Financiera, Société Générale, WestLB, Caixa Catalunya, SabadellAtlántico, Banesto, Rabobank and JPMorgan as mandated lead arrangers. Although the transaction is funded, a general syndication process is currently underway.

The €130 million subordinated facilities are provided by ABN AMRO, Calyon, Fortis Bank, Banco Santander Central Hispano and Axis Participaciones.

The €270 million subordinated bridge loan facility has been entered into with JP Morgan, Royal Bank of Scotland and Calyon as bookrunners and ABN AMRO, Fortis Bank and WestLB as arrangers.

Shareholders’ structure

With the entry of new shareholders, Grupo Corporativo ONO’s shareholders’ structure is as follows:

Shareholder	Percentage

Grupo Multitel (*)	17,3%
JP Morgan Partners	15,2%
Providence Equity Partners	15,2%
Thomas H. Lee Partners	15,2%
Grupo Santander Central Hispano	9,4%
GE Structured Finance Inc	8,9%
Quadrangle Capital Partners	7,8%
Caisse de Dépôt et Placement du Quebec (CDPQ)	6,7%
Sodinteleco	4,3%
Total:	100,00%

(*) Including Val Telecomunicaciones

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The new composition of the Board of Directors of ONO is as follows:

Eugenio Galdón	President
Richard Alden	CEO
Matías Rodríguez Inciarte	Grupo Santander Central Hispano
John Hahn	Providence Equity Partners
Soren Oberg	Thomas H. Lee Partners
Tom Walker	JP Morgan Partners
Joshua Steiner	Quadrangle Capital Partners
Scott Jaeckel	Thomas H. Lee Partners
Richard Laxer	GE Structured Finance Inc
Tomás Fuertes	Grupo Multitel
David Brochet	CDPQ
Francisco Churtichaga	Independent Director
Leopoldo Calvo-Sotelo	Independent Director

For further information about the acquisition of Auna Telecomunicaciones, S.A. and the new ONO group, please visit our website at http://www.ono.es.

About ONO:

ONO is Spain’s leading cable media and entertainment company. It offers telephony, pay television and broadband internet services to residential customers in Andalusia, Aragon, The Canary Islands, Castilla - La Mancha, Castilla and León, Cantabria, Catalonia, Comunidad Valenciana, La Rioja, Madrid, Mallorca, Navarra and Region of Murcia. Through its own national backbone network, ONO also provides voice, data and related services to companies across Spain. ONO shareholders are: Grupo Multitel, JPMorgan Partners, Providence Equity Partners, Thomas H. Lee Partners, Grupo Santander, GE Structured Finance, Quadrangle Capital Partners, Caisse de Dépôt et Placement du Québec and Sodinteleco.

About JPMorgan Partners:

JPMorgan Partners (JPMP) is a leading private equity firm with over $11 billion in capital under management as of June 30, 2005. Since its inception in 1984, JPMP has invested over $15 billion worldwide in consumer, media, energy, industrial, financial services, healthcare, hardware and software companies. With more than 80 investment professionals in five principal offices throughout the world, JPMP is an experienced investor in companies with worldwide operations. Underpinning this platform is a global integrated network, which enables JPMP to draw on expert resources residing within JPMorgan Chase, its extensive portfolio and worldwide contact network. Selected investments include: AMC Entertainment, Berry Plastics, Cabela’s, National Waterworks, Pinnacle Foods, PQ Corporation, SafetyKleen Europe, Vetco International and Warner Chilcott. JPMP is a private equity division of JPMorgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States, and is a registered investment adviser with the Securities and Exchange Commission.

About Providence Equity Partners:

Providence Equity Partners Inc. is a global private investment firm specializing in equity investments in communications and media companies around the world. The principals of Providence Equity manage funds with over $9.0 billion in equity commitments, including Providence Equity Partners V, a $4.25 billion private equity fund, and have invested in more than 80 companies operating in over 20 countries since the firm’s inception in

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1990. Significant investments include Metro-Goldwyn-Mayer, Warner Music Group, Recoletos, PanAmSat, VoiceStream Wireless, eircom, Casema, Kabel Deutschland, ProSiebenSat.1, and Bresnan Broadband Holdings. Providence Equity has offices in Providence, Rhode Island (USA), London, England, and New York, New York (USA).

About Quadrangle Group LLC:

Quadrangle Group LLC manages more than $4 billion through Quadrangle Capital Partners, its private equity funds that specialize in the media and communications industries, and Quadrangle Debt Recovery Advisors, which invests in debt securities across all industry groups.  Founded in 2000, Quadrangle is an existing investor in ONO and has sponsored investments in ProSiebenSat.1 Media AG, Protection One, Inc., NTELOS, Inc, Cablevision and DataNet Communications.

About Thomas H. Lee Partners:

Thomas H. Lee Partners, L.P., is a Boston-based private equity firm focused on identifying and acquiring substantial ownership positions in growth companies.  Founded in 1974, Thomas H. Lee Partners currently manages approximately $12 billion of committed capital, including its most recent fund, the $6.1 billion Thomas H. Lee Equity Fund V.  Notable transactions sponsored by the firm include Fisher Scientific, Houghton Mifflin, Michael Foods, Nortek, Rayovac, Refco Group, Simmons Company, Transwestern Publishing, Warner Chilcott and Warner Music Group.

For further information:

ONO

Jonathan Cumming, Chief Financial Officer

Telephone: +34 91 180 9444

E-mail: jonathan.cumming@ono.es

Grupo Albión

Alejandra Moore Mayorga

Tel: +34 91 531 23 88

E-mail: amoore@grupoalbion.net

Other

www.ono.es – Investor Relations

www.sec.gov  - EDGAR

This press release may contain forward-looking statements.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  You should not place undue reliance on forward-looking statements.  In addition, you are cautioned that the information contained herein with respect to the new Group’s combined revenues and EBITDA has been obtained by the simple aggregation of the actual financial data of ONO and Auna, as separate companies.  These data are preliminary, unaudited, have not been prepared in accordance with any generally accepted accounting principles and are subject to change.  We presently intend to release updated pro forma financial information once we have completed our consolidation of the accounting policies of both companies.

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[LOGO]

Auna Telecomunicaciones, S.A. acquisition

4 November 2005

Forward-looking statements	[LOGO]

Certain statements in this presentation are forward-looking and are therefore subject to material risks and uncertainties.

Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with Cableuropa and Auna Telecomunicaciones, S.A’s businesses, which include amongst others, competitive developments, risks associated with the Company’s growth, the development of the Company’s markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which are presented in the Cableuropa’s filings with the Securities and Exchange Commission.

Pro forma information

This presentation contains certain pro forma combined operating and financial results for ONO and Auna for the financial years ended 31 December 2003 and 2004, the nine months ended 30 September 2005 and certain other interim periods.  This pro forma information has been obtained by the simple aggregation of the actual or estimated operating or financial data, as the case may be, for ONO and Auna, as independent companies.  These pro forma data are preliminary, unaudited and are likely to change as a result of new information becoming available to us, or as a result of the conclusion of the consolidation of the accounting policies of ONO and Auna.  You are cautioned that the pro forma financial information contained herein has not been prepared in accordance with Spanish GAAP, United States GAAP, IFRS or any other generally accepted accounting principles.  Moreover, each of ONO and Auna uses different methods for calculating and capturing operational and financial data.  The pro forma information contained herein is merely the aggregation of ONO’s and Auna’s results, which were obtained by each company individually using their own methods.

We presently intend to release updated pro forma financial information once we have completed our consolidation of the accounting policies of both companies.

ONO buys Auna Tlc

•                  Today, Grupo Corporativo ONO (“GCO”) announces that its wholly-owned subsidiary Cableuropa, S.A.U. (“ONO”) has completed the acquisition of Auna Telecomunicaciones, S.A. (“Auna” and together with ONO, the “Company”), the fixed line and cable business of Grupo Auna, for €2,251 million (the “Acquisition”)

•                  The Company is the only cable operator in Spain with near nationwide coverage, with its franchise areas covering around 84% of the Spanish population

•                  The Company provides a wide range of communication and entertainment services to residential and business customers in Spain using its ultra-modern infrastructure

•                  The Acquisition and the refinancing of the Company’s existing debt and future funding requirements are financed through a mix of new cash equity (€1.0 bln) and senior and junior debt (€3.5 bln)

History of ONO

1997 - 1998	•	ONO wins 11 cable franchises in Spain and launches ONO brand
1999	•	Launch of broadband internet services
2000	•	Launch of own-branded movie PPV and Spain’s first broadband internet portal
2001	•	One million homes passed
2002	•	More than 480,000 residential customers
	•	Full-year EBITDA positive
2003	•	Digital TV launched
	•	Castilla-La Mancha franchise won
2004	•	Acquisition of 100% of Retecal
Q1’05	•	814,000 residential subscribers
	•	38% EBITDA margin
Q2’05	•	Acquisition of Auna Tlc (Combined enterprise value of €5 billion)
	•	Pro-forma 2005 estimated EBTDA of €452 million

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO:  operational background

Increase in addressable market (homes passed) to reach 3m by Q2 2005 (34% CAGR)

[CHART]

1.5m RGUs attests to commercial success and 91% HRTM/HP shows optimal use of capital

[CHART]

Customer focus has increased number of services taken by ONO customers and led to around 31% penetration

[CHART]

Successful triple play strategy has strongly supported increasing ARPU’s over the period

[CHART]

Note: All figures on this page exclude Auna

ONO: historical financial results

Significant top-line growth from continuing profitable infrastructure expansion, remarketing and customers trading up the value chain

[CHART]

Infrastructure ownership allows for strong gross margins, which combined with strict cost control has led to significant EBITDA progression

[CHART]

Positive free cash flow yet to be achieved due to strategic decision to invest in future growth

[CHART]

(*) Excludes Retecal

Strong Opex control

[CHART]

Note: 2000 to2003 amounts exclude Retecal

Note: All figures exclude Auna

Growing presence…

Proven experience integrating new franchises to increase our reach…

1998 - 2002	2003 – Castilla - La Mancha	2004 - Retecal	2005 – ONO + Auna
[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

…and our EBITDA

[CHART]

Note: 2002 to 2004 figures exclude Auna

* 1H05 actual figures annualised of ONO and Auna

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO & Auna - the magnitudes

1.8 million residential direct access customers taking almost 3.2 million services

[CHART]

818,000 broadband subscribers

[CHART]

1.5 million telephony subscribers

[CHART]

864,000 television customers

[CHART]

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

Revenue distribution

Pro-forma 2004 Revenues (breakdown)

[CHART]

•                  Diversified sources of revenue

•                  ONO will drive business towards valuable, higher margin revenue streams

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO & Auna - financials

	YTD September 2005 (In € million)
Unaudited data	Ono	Auna (*)	Ono + Auna (*)

Direct Access	431	516	947
Residential	395	391	786
Business	36	125	161
Indirect Access	0	125	125
Residential	0	82	82
Business	0	43	43
OLOs	3	201	205
Others	4	24	28

Total revenues	438	867	1.306

Cost of services	(117)	(412)	(529)

Gross profit	322	455	777
Gross margin% (**)	73%	52%	60%

General, administrative & selling	(141)	(302)	(443)

EBITDA	181	153	334

EBITDA MARGIN	41%	18%	26%

CAPEX	171	381	553

(*)              Results are purely additive. Accounting criteria has not been homogenized. Auna’s data obtained from its books

(**)       Difference between Auna and ONO gross margins in part due to sales commissions, canon on revenues and costs of portability being considered as cost of services by Auna and as general, administrative & selling expenses by ONO

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO & Auna - operating data

	September 2005			2004			2003
Unaudited data	Ono	Auna	Ono + Auna	Ono	Auna	Ono + Auna	Ono	Auna	Ono + Auna
DIRECT ACCESS

Residential customers	856.105	932.669	1.788.774	783.765	850.718	1.634.483	581.345	664.305	1.245.650

Cable	856.105	813.623	1.669.728	783.765	770.296	1.554.061	581.345	625.197	1.206.542
RGUs Telephony	750.022	681.645	1.431.667	697.934	641.019	1.338.953	544.271	509.771	1.054.042
RGUs Television	460.589	403.551	864.140	445.484	367.737	813.221	339.378	294.756	634.134
RGUs Internet	398.319	375.898	774.217	324.422	326.297	650.719	199.066	208.812	407.878

ULL & other	0	119.046	119.046	0	80.422	80.422	0	39.108	39.108

Business customers	24.984	55.233	80.217	21.169	28.145	49.314	13.133	1.085	14.218

Homes passed	3.055.498	2.934.131	5.989.629	2.833.106	2.633.168	5.466.274	2.003.233	2.107.987	4.111.220
Homes released to marketing	2.815.270	2.640.718	5.455.988	2.593.527	2.369.851	4.963.378	1.764.576	1.897.188	3.661.764

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO & Auna - network coverage

[GRAPHIC]

•                  National operator

•                  Network covers all major Spanish cities; and all 6 cities with over 500,000 inhabitants

•                  Over 5 million homes marketable by own direct access networks (HFC)

•                  2.2 million homes marketable by unbundled local loop

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO & Auna - scale

	[GRAPHIC]	ONO + auna	Percentage
Total homes (mln)	20.9	17.7	84.3%

Main homes (mln)	14.2	11.8	83.1%

Population	43.2	36.2	83.7%

GDP (€mln)	798,672	674,430	84.4%

GDP per capita (€)	18,489	18,640	100.8%

Cities > 500,000 inhab.	6	6	100.0%

Source: INE

•                  Scale

•                  On all measures the new ONO will cover over 80% of Spain

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

ONO’s strong shareholder support

[CHART]

Grupo Multitel includes Val Telecomunicaciones

•                  Between 1998 and 2004, our shareholders contributed approximately €1,200 million to ONO

•                  Four new shareholders are contributing €1,000 million of new cash equity to ONO as part of the acquisition of Auna

The pro forma financial contained in this presentation represents the simple aggregation of ONO’s and Auna’s financial results for the periods indicated, has not been prepared in accordance with GAAP and is subject to change. See “Forward Looking Statements — Pro Forma Information.

Board of Directors

[LOGO]	• Eugenio Galdón	President
	• Richard Alden	CEO
• Matías Rodríguez Inciarte
• John Hahn
• Soren Oberg
• Tom Walker
• Joshua Steiner
• Scott Jaeckel
• Richard Laxer
• Tomás Fuertes
• David Brochet
	• Francisco Churtichaga	Independent Director
	• Leopoldo Calvo-Sotelo	Independent Director

(*) Grupo Multitel includes Val Telecomunicaciones	[GRAPHIC]

Transaction structure

•                  Total consideration for the acquisition of Auna is €2,251 million

•                  The acquisition together with the associated refinancing of ONO is funded by:

•                  €1,000mln new cash equity

•                  €3,100mln new senior secured facility

•                  €270mln subordinated bridge facility

•                  €130mln subordinated facilities

•                      €215mln of the Auna Acquisition price deferred until January 2008

€1bn new equity

GCO	ONO Finance
Holdings

100%

Cableuropa	ONO
€3,100mln	Finance
Snr. Facility
€342mln
€400mln Sub	Existing Notes
facilities

100%

Auna

Sources & Uses

Sources	million	Uses	million

New Senior Bank Debt	€3,100	Acquisition Payment	€2,036

Subordinated Bank Debt	€130	Refinancing Senior Debt	€1,061

Sub. Bridge Facility	€270

Total Debt	€3,500	Total Day 1 Drawn Uses	€3,097

Equity	€1,000	Deferred Acquisition Payment	€215

		General Corporate Purposes & other	€1,188

Total Sources	€4,500	Total Uses	€4,500

Leverage

Capitalization table –Consolidated entity

			x 3QA 2005		Initial interest
	€mm	% capitalisation	EBITDA		rate	Maturity
New Senior bank debt	1.897	31,4%	3,80	x	Euribor + 2,25%	2013
Sub. Bridge Facility	270	4,5%	0,54	x	Euribor + 6,75%	2015
Subordinated facilities	130	2,2%	0,26	x	Euribor + 6,5%	2014
Existing HY Notes	342	5,7%	0,69	x		2014
Total debt (*)	2.639	43,7%	5,29	x
Injected Equity	3.400	56,3%

(*) Total debt does not include short term lines

•                  Improved leverage ratios

•                  Total Debt to EBITDA of 5.3x as compared to ONO’s 5.9x in Q2 2005

•                  Injected equity consists of:

•                  €1.2bn injected in ONO prior to the Auna Acquisition

•                  €3.2bn injected in Auna by the former shareholders

Less

•                  €1.0bn of debt proceeds used to fund the Auna Acquisition

Facility Structure & Pricing

•                  The €3,100 mln Senior Facilities comprises the following six tranches:

(€ millions)	Tranche A	Tranche B	Tranche C	Tranche D	Tranche I	Tranche S

Amount	€1,000	€550	€500	€550	€400	€100

Instrument	Term Loan	Term Loan	Revolving Facility	Term Loan	Term Loan	Guarantee Facility

Maturity	31 Dec 2011	30Jun 2012	31 Dec 2012	31 Dec 2013	31 Dec 2012	31 Dec 2013

Repayment	9 semi-annual instalments	9 semi-annual instalments	Revolver	Bullet	8 semi-annual instalments	NA

Average Life	4.99	5.62	7.25	8.25	6	5.4

Initial margin*	2.25%	2.25%	2.25%	2.75%	2.25%	2.25%

* Margin Ratchet will be applicable after 31 March 2006 on all tranches.  Tranches A, B, C and I have a margin floor of 1.25%, with Tranche D having a floor of 2.25% after total bet leverage is below 4.0x

•                  Tranche A comprises three subtranches linked to respective purposes and different availability periods (A1, A2 and A3). Tranche B comprises two subtranches linked to purposes (B1 and B2)

•                  Tranches A2, A3 and C provide liquidity until peak finance. Tranches A1, B, D and I drawn at acquisition

[LOGO]

www.ono.es

www.ono.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cableuropa, S.A.U.

Date: November 7, 2005

By: /s/ Richard Alden
Richard Alden
Chief Executive Officer